Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Mining to Present at BMO Capital Markets 2008 Global Metals and
     Mining Conference on Feb. 26, 2008

     JAG - TSX/NYSE Arca

     CONCORD, NH, Feb. 21 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) today announced that President and
CEO Daniel Titcomb is scheduled to present at the BMO Capital Markets 2008
Global Metals and Mining Conference being held in Hollywood, Fla., on Tuesday,
Feb. 26, 2008, at 9 a.m. ET. The presentation will highlight the Company's accelerated plan to produce approximately 700,000 oz of gold by 2014.
     The Company has a new corporate presentation available, much of which will be used by Mr. Titcomb in his presentation at the BMO Conference. This presentation is available under the Investor Relations tab on the Company's website at www.jaguarmining.com.
     Interested parties can access the live audio webcast of Mr. Titcomb's presentation through the Calendar of Events under the Investor Relations tab.
Those who wish to listen to the live webcast are encouraged to visit Jaguar's website at least 10 minutes prior to the beginning of the scheduled presentation. Registration is required as part of the process. A replay of the webcast will be available on Jaguar's website following the presentation.

     About Jaguar
     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture.
Additional information is available on the Company's website at
www.jaguarmining.com.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Director of Investor Relations, (603) 224-4800, bobz(at)jaguarmining.com; Media inquiries:
Valria Rezende DioDato, Director of Communication, (603) 224-4800,
valeria(at)jaguarmining.com/
     (JAG.WT. JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 10:05e 21-FEB-08